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SEC Mail Processing Section
MAR 03 2021
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5005 LBJ Freeway, Suite 1313
(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Akin Doherty Klein & Feuge PC
(Name – *if individual, state last, first, middle name*)

8610 N. New Braunfels, Suite 101	San Antonio	TX	78217
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Thomas Gile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Wealth Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

SHANNON LAYNE BRAZELL
Notary ID #129791787
My Commission Expires
May 8, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN WEALTH SECURITIES, LLC

Audited Balance Sheet

December 31, 2020

SOUTHERN WEALTH SECURITIES, LLC
Table of Contents
December 31, 2020

ADKF | with you all the way

Member of the AICPA & TXCPA
Registered with Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Southern Wealth Securities, LLC
San Antonio, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Southern Wealth Securities, LLC ("SWS" or "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 12, 2021

We have served as the Company's auditor since 2019

MAIN OFFICE:
8610 N. New Braunfels, STE 101
San Antonio, TX 78217
Phone 210 829 1300
Fax 210 829 4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone 830 387 4441

618 E. Blanco, STE 300
Boerne, TX 78006
Phone 830 815 1100

WWW.ADKF.CPA

SOUTHERN WEALTH SECURITIES, LLC
Balance Sheet
December 31, 2020

ASSETS

Current Assets:		
Cash and cash equivalents	$	737,348
FINRA flex-funding account		7,500
Commissions receivable		125,293
Prepaid expenses and other current assets		13,191
Total current assets		883,332
Total Assets	$	883,332

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Due to member	$	-
Total current liabilities		-
Member's Equity		883,332
Total Liabilities and Member's Equity	$	883,332

See notes to audited financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Southern Wealth Securities, LLC (SWS) was created in the state of Texas on August 31, 2017 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) effective June 19, 2018. SWS is a member of the Financial Industry Regulatory Authority (FINRA).

SWS deals almost exclusively in the sale of life insurance products, including Variable Universal Life (VUL) products. The SEC and FINRA consider the sale of VUL's to fall under the same laws and regulations as selling stocks and bonds. SWS retains all commissions and makes no payments of any kind to agents.

Basis of Accounting: This financial statement has been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Revenue Recognition: The only source of revenues for SWS is from acting as a broker in the sale of life insurance policies. The Company has identified the performance obligation for these revenues as defined under ASC 606 to be satisfied at the execution of the policy as no further services are required or performed by SWS. The commissions received are variable based on the premium amounts, amounts funded by clients, changing commission rates throughout the policy term, and market returns for commissions calculated based on the CSV balances.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether constraints on variable consideration should be applied due to uncertain future events. SWS may receive commissions paid by the carrier at the inception of the policy as well as over time for as long as the policy remains active. SWS believes that its performance obligation is the sale of a new policy and as such the performance obligation is fulfilled on the date of issuance. Any initial up-front (first-year) commissions are known fixed amounts and are recognized on the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Uncertainties may relate to the cancellation of a policy prior to a certain period, the determination of a policy asset value at a point in time, or the amount and timing of funds contributed by the policy holder. The determination of policy asset values at a point in time is further dependent on the timing and amount of contributions and returns on the underlying investments. SWS estimates this variable consideration and records revenue when the performance obligation has been met. On December 31, 2020 and 2019, commissions receivable reported on the balance sheet totaled $125,293 and $103,788, respectively. These commissions receivable represent revenues that have been accrued and are related to this variable consideration. No allowance for uncollectable accounts was necessary on December 31, 2020 or 2019.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Taxes: For federal income tax purposes, income and expenses of the Company are included in the tax return of the member. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns since inception remain subject to examination.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and accounts receivable. The Company performs on-going credit evaluations and generally requires no collateral from customers. The Company places its temporary cash investments with major banks which, from time-to-time, may exceed federally insured limits. The Company periodically assesses the financial condition and believes the risk of loss is minimal.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent registered public accounting firm's report. Material subsequent events, if any, are disclosed in a separate footnote to this financial statement.

Use of Estimates: The preparation of a financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

SWS has a management fee agreement with its sole member, Southern Wealth Management, LLP (SWM). The agreement automatically renews each January 1 for the next 12-month period, unless rescinded by either party. Under the terms of this agreement, SWS pays $3,000 per month to SWM for substantially all of its general and administrative, management and accounting services. Fees under this agreement totaled $36,000 in 2020.

NOTE C – REGULATORY REQUIREMENTS

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, SWS is required to maintain a minimum net capital, as defined in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2020, SWS had net capital of $736,316 and net capital requirements of $5,000. The Company's net capital ratio was 0 to 1 which is in compliance with the required ratio of 15 to 1.